7



               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 7


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


             Common Stock, par value $.001 per share
                (Including the Associated Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven          J. Pedro          Louis W. Pribila
Vice President,       Reinhard          Vice President,
General Counsel and   President         Secretary
Secretary             Rofan Services    and General
The Dow Chemical      Inc.              Counsel
Company               2030 Dow Center   DowElanco
2030 Dow Center       Midland, MI       9330 Zionsville
Midland, MI  48674    48674             Road
(517) 636-1000        (517) 636-1000    Indianapolis, IN
                                        46268
                                        (317) 337-3000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                           May 1, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].
                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
and its I.R.S.                   I.R.S. Identification No.
Identification No.               38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 DowElanco
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box if a   (a)     [    ]
Member                               of a Group(b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)   [    ]



6)  Citizenship or Place of          The Dow Chemical Company -
Organization                     Delaware
                                 Rofan Services Inc. - Delaware
                                 DowElanco - Indiana


Number of    7)  Sole Voting     17,391,502
Shares       Power
Beneficially _________________   _______________________________
Owned by     8)  Shared Voting
Each         Power               0
Reporting    _________________   _______________________________
Person With  9)  Sole            17,391,502
             Dispositive Power
             _________________   _______________________________
             10)  Shared         0
             Dispositive Power


11) Aggregate Amount
Beneficially owned by Each
Reporting Person as of           17,391,502
May 1, 1997

12) Check Box if the Aggregate
Amount in Row (11) Excludes      [    ]
Certain Shares

13) Percent of Class
Represented by Amount in         56.3%
Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    DowElanco                    PN


       This Amendment No. 7 amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, and Amendment No. 6 filed on April 15, 1997 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the
Schedule 13D.

Item 4.       Purpose of Transaction.

       This Item 4 is hereby amended by adding the following information to the end of the designated parts thereof.

       (a) On May 1, 1997, Dr. Caulder resigned as Chairman of the Board and Chief Executive Officer of Mycogen. In connection with this event, DowElanco offered to purchase from Dr. Caulder substantially all shares of Common Stock beneficially owned by him on May 1, 1997 and all of the shares issued to him under the Severance Agreement (as defined below). The purchase price for up to the number of shares equal to the sum of 30,000 plus the number of shares to be issued to Dr. Caulder pursuant to the Severance Agreement would be $28.00 per share. All other shares of Common Stock acquired by DowElanco pursuant to its offer would be purchased at a price per share equal to 105% of the 30 trading day trailing average closing price of Mycogen Common Stock on the Nasdaq National Market determined as of the date of Dr. Caulder's acceptance of this offer. DowElanco's offer to purchase shares of Common Stock from Dr. Caulder (the "Offer") is more fully described in Item 6 hereto, and the complete text of the Offer is filed as an Exhibit to this Amendment No. 7 to Schedule 13D and incorporated herein by reference.

       (d) Dr. Caulder's resignation as Chairman of the Board and Chief Executive Officer of Mycogen and the termination of his January 1, 1996 employment contract followed an offer by DowElanco and Mycogen to make the arrangements described herein in exchange for Dr. Caulder's resignations. Dr. Caulder and Mycogen executed a severance agreement on May 1, 1997 (the "Severance Agreement"). The Severance Agreement is more fully described in Item 6 hereto, and the complete texts of the Severance Agreement and Mycogen's press release describing
Dr. Caulder's resignation are filed as an Exhibit to this Amendment No. 7 to Schedule 13D and incorporated herein by reference.

Item 5.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

Item 5 is hereby amended by adding the following text to the end thereof.

The following summaries do not purport to be complete and are qualified in their entirety by reference to the complete texts of the Offer and the Severance Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

THE OFFER

The Offer extends to the purchase of certain shares of Common
Stock beneficially owned by Dr. Caulder on the following terms:

(a) DowElanco would purchase from Dr. Caulder (i) any or all of the 30,000 shares of Common Stock that were awarded to him in calendar year 1995 under Mycogen's 1990 Restricted Stock Issuance Plan, and (ii) any or all shares of Common Stock issued to Dr. Caulder by Mycogen pursuant to the Severance Agreement. DowElanco would purchase all such shares from Dr. Caulder at a price of $28.00 per share. The Offer with respect to shares of Common Stock described in this paragraph (a) will continue through May 8, 1997.

(b) DowElanco would purchase from Dr. Caulder up to 19,167 shares of Common Stock that were issued and outstanding as of April 2, 1997 and have been beneficially owned by him since that date (other than shares of Common Stock described in paragraph (a), above). DowElanco would purchase all such shares from Dr. Caulder at a price equal to 105% of the 30 trading day trailing average closing price of Mycogen common shares on the Nasdaq National Market determined as of the date of his acceptance of the Offer with respect to Shares described in this paragraph (b). The Offer with respect to shares of Common Stock described in this paragraph (b) will continue through June 1, 1997.

(c) Notwithstanding the foregoing, on or before May 8, 1997, Dr. Caulder may elect to accept DowElanco's Offer with respect to any or all of the shares described in paragraph
     (b) at a purchase price of $28.00 per share; provided that the purchase price for a like number of shares described in paragraph (a) will be equal to 105% of the 30 trading day trailing average closing price of Mycogen Common Stock on the Nasdaq National Market determined as of the date Dr. Caulder notifies DowElanco of his election to substitute shares in this manner. Following the purchase price adjustments described in the foregoing sentence, the Offer with respect to any shares described in paragraph (a) so affected will remain in effect through June 1, 1997.

(d) DowElanco would purchase from Dr. Caulder (i) any or all shares of Common Stock that were issued and outstanding as of April 2, 1997 and have been beneficially owned by Dr. Caulder since that date (other than shares of Common Stock described in paragraphs (a) and (b) above), and (ii) any or all shares of Common Stock acquired by Dr. Caulder after April 2, 1997 on a cashless basis through the surrender to Mycogen of stock options granted to him prior to May 1, 1997 under Mycogen's 1992 Stock Option Plan, as amended (the "Stock Option Plan"), in exchange for an appreciation distribution in the form of shares from Mycogen as provided in Article X of the Stock Option Plan, "Stock Appreciation Rights." The Offer with respect to shares of Common Stock described in this paragraph (d) will become effective as of the effective date of Dr. Caulder's resignation or removal from or failure to be reelected to the Mycogen Board of Directors and will continue for a period of six months thereafter.

(e) DowElanco's Offer is conditioned upon the Severance Agreement remaining in full force and effect, and there having been no breach by Dr. Caulder of any representation, warranty or agreement made by him therein. The Offer is also conditioned upon DowElanco's ability to close any purchase of common stock subject to the Offer without violating the terms of the Exchange and Purchase Agreement or any applicable law.

(f) The Offer is irrevocable and is made in consideration of Dr. Caulder's resignations from the offices of Chairman of the Board and Chief Executive Officer of Mycogen and his employment with Mycogen.

THE SEVERANCE AGREEMENT

The Severance Agreement provides for Dr. Caulder's resignations from the offices of Chairman of the Board and Chief Executive Officer and the termination of his January 1, 1996 employment contract, in exchange for the following benefits from Mycogen:

(a) Severance pay in the amount of $2,770,350, $1,537,000 of which will be paid by Mycogen in cash. The remaining
     $1,232,850 will be paid by Mycogen in newly-issued shares of Mycogen common stock based on the closing price per share on May 1, 1997.

(b) Continuance of present health (medical and dental) coverage for 120 months;

(c) Continuance of present life insurance and disability coverage for 60 months;

(d)  Transfer of country club membership to Dr. Caulder;

(e) Immediate vesting of all outstanding awards under the Restricted Stock Plan and the Stock Option Plan; all vested stock options to be exercisable for three years following separation unless the option, by its terms, expires earlier;
     and

(f) Until Dr. Caulder chooses to resign from the Board, or is removed or not reelected, he will remain as an unpaid
     "Senior Consultant/Chairman Emeritus" to assist with Mycogen business affairs on an as requested basis.

Item 6.  Material to be filed as Exhibits

Exhibit No.          Description
  99.1               The Offer
  99.2               The Severance Agreement

                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 1997


          THE DOW CHEMICAL COMPANY

          By:
          Name:   G. Michael Lynch
          Title:  Vice President and Controller


          ROFAN SERVICES INC.

          By:
          Name:   J. Pedro Reinhard
          Title:  President


          DOWELANCO

          By:
          Name:   Louis W. Pribila
          Title:  Vice President, Secretary and General Counsel